Exhibit 99.1

Lifezone Metals Files Initial Assessment for the Kabanga Nickel Project in Tanzania

Vertically Integrated Plan includes Hydrometallurgical Refinery at Kahama

$2.37 Billion After-Tax NPV (8%) and 22.9% After-Tax IRR at $8.49 per Pound Nickel Price

Initial Assessment Proposes a 22-Year Mine Plan at Average 2.39% Nickel Equivalent Grade

Webcast with Technical Leadership Team at 10 AM ET on Tuesday, June 3, 2025

June 2, 2025

New York (USA) – Lifezone Metals Limited’s (NYSE: LZM) Chief Executive Officer, Chris Showalter, and Chief Operating Officer, Gerick Mouton, announce today the results from the Initial Assessment for its flagship Kabanga Nickel Project in northwest Tanzania. The Initial Assessment evaluates a vertically integrated mining, processing and refining operation, commencing with a high-grade nickel sulfide underground mine and concentrator at the Kabanga site, followed five years later by a hydrometallurgical refinery at Kahama. The study covers the Main, MNB, Kima, North, and Tembo zones and is based on the December 2024 Mineral Resource Update (refer to Lifezone’s December 5, 2024 news release). The Initial Assessment Technical Report Summary has been filed on Form 6-K with the U.S. Securities and Exchange Commission and made available on EDGAR and the Company’s investor relations website.

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Lifezone expects to complete the Kabanga Feasibility Study Technical Report Summary in July 2025, which will focus on the initial development phase of the underground mine and concentrator.

Initial Assessment Technical Report Summary highlights:

This Initial Assessment is preliminary in nature and the economic analysis includes Inferred Mineral Resources that are considered too speculative geologically to have modifying factors applied to them that would enable them to be categorized as Mineral Reserves and there is no certainty that this economic assessment will be realized.

●	22-year mine plan with a 3.4 million tonnes per annum underground mining operation with total production of 67.9 million tonnes grading 1.93% nickel, 0.26% copper and 0.14% cobalt.

●	3.4 million tonnes per annum concentrator, producing high-grade nickel, copper, and cobalt concentrate containing a total of 1.15 million tonnes of nickel, 171,000 tonnes of copper and 87,000 tonnes of cobalt.

●	Hydrometallurgical refinery production design capacity of up to 50,000 tonnes per annum of nickel contained in battery-grade sulfate, up to 7,000 tonnes per annum of London Metal Exchange Grade A 99.99% copper cathode and up to 4,000 tonnes per annum of cobalt in sulfate.

●	Pre-production capital cost of $991 million, which includes a contingency of 16.1%, with total mine plan revenue from sales estimated at approximately $23.68 billion and after-tax free cash flow of $8.03 billion.

●	After-tax net present value of $2.37 billion using an 8.0% discount rate and after-tax internal rate of return of 22.9%, based on flat metal prices of $8.49 per pound nickel, $4.30 per pound copper, and $18.31 per pound cobalt.

●	Low all-in sustaining costs for refined nickel products averaging $2.71 per pound, net of copper and cobalt by-product credits.

Mr. Showalter commented: “The Kabanga Nickel Project represents a rare opportunity to develop a large-scale, high-grade nickel Mineral Resource with robust economics and a clear staged development path to production. The Initial Assessment highlights the project’s potential to deliver positive returns over a long life, supported by a low-cost operating profile, with approximately 80% of the project’s value attributed to the Kabanga mine and concentrator. Our partnership with the Government of Tanzania has been instrumental in advancing the project, and Lifezone remains aligned in our commitment to responsible development and long-term value creation. With the Feasibility Study on track for completion in July, we are very well-positioned to advance the project.”

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Mr. Mouton added: “Today marks a significant and historic milestone in the nearly five-decade journey of the Kabanga Nickel Project. For the first time, Lifezone has successfully completed and publicly disclosed a technical-economic Initial Assessment in accordance with U.S. SEC Regulation S-K 1300. This landmark disclosure confirms the reasonable prospects for economic extraction and affirms the project’s robust foundation. The Initial Assessment underscores the technical integrity and scalability of Kabanga. Through disciplined engineering and extensive analysis, the Lifezone team has systematically de-risked the development of the underground mine and concentrator. The adopted staged development approach provides a high level of confidence in our ability to deliver a project that is both economically resilient and operationally robust. We remain focused on maintaining this momentum and look forward to the planned completion and release of the Feasibility Study in July 2025.”

TUESDAY: Webcast with Lifezone’s technical leadership team at 10:00 AM ET

The company invites shareholders, investors, and members of the media to join a virtual presentation and discussion of the key highlights of the Initial Assessment.

●	Date: Tuesday, June 3, 2025.

●	Time: 10:00 AM Eastern Time.

●	Location: Virtual (please click the webcast registration link).

The presentation slides will be available on Lifezone’s website, and the webcast will be archived and accessible for replay for a limited time after the event.

Figure 1: Kabanga Nickel Project location in Tanzania.

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Figure 2: Overview of the Kabanga site camp.

Kabanga Nickel Project Initial Assessment overview

The Initial Assessment outlines a vertically integrated development plan for the Kabanga Nickel Project, proposing a 3.4 million tonnes per annum underground mining operation processing a total of 67.9 million tonnes of mill feed. The average feed grade is 1.93% nickel, 0.26% copper and 0.14% cobalt, sourced from the Main, MNB, Kima, North and Tembo zones. This supports an estimated 22-year mine plan.

Nickel, copper and cobalt recoveries are expected to average 87.3%, 95.7% and 89.6%, respectively, through conventional froth flotation. The resulting 17.3% nickel-rich concentrate, containing low levels of deleterious elements, will be exported during the first five years of operation and prior to the commissioning of the Kahama hydrometallurgical refinery. The refinery has a designed production capacity of 50,000 tonnes per annum of nickel as battery-grade nickel sulfate, 7,000 tonnes per annum of London Metal Exchange Grade A 99.99% copper cathode and 4,000 tonnes per annum of cobalt as cobalt sulfate.

The Initial Assessment contemplates pre-production capital expenditures of $991 million, which includes a contingency of 16.1%, capitalized operating expenses of $152 million and $751 million in growth capital – primarily for the refinery. Sustaining capital, including closure costs, is estimated at $1.56 billion. A 2.5-year construction period is planned for the mine and concentrator.

The project economics made use of long-term consensus metal prices. With the metal price assumptions of $8.49 per pound of nickel, $4.30 per pound of copper and $18.31 per pound of cobalt, the Initial Assessment estimates an after-tax net present value (8%) of $2.4 billion and an after-tax internal rate of return of 22.9%.

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Table 1: Summary of the Initial Assessment Results.

Kabanga Mine and Concentrator	
Mine Plan	22 years
Total Mill Feed	67.9 Mt
Nameplate Mill Throughput	3.4 Mtpa
Average Nickel Feed Grade	1.93%
Average Copper Feed Grade	0.26%
Average Cobalt Feed Grade	0.14%
Average Nickel Recovery	87.3%
Average Copper Recovery	95.7%
Average Cobalt Recovery	89.6%
Total Concentrate Produced	7,263 kt wet
Average Nickel Concentrate Grade	17.3%
Moisture Content of Concentrate	9.0%
Total Nickel Production (in concentrate)	1,146 kt
Total Copper Production (in concentrate)	171 kt
Total Cobalt Production (in concentrate)	87 kt
Kahama Refinery	
Average Nickel Refinery Recovery	97.2%
Average Copper Refinery Recovery	93.0%
Average Cobalt Refinery Recovery	97.7%
Total Nickel Sulfate Produced	3,419 kt
Total Copper Cathode Produced	110 kt
Total Cobalt Sulfate Produced	272 kt
Operating Costs	
Mining	$54.24/t processed
Concentrator and Infrastructure	$12.37/t processed
Kahama Refinery	$18.57/t processed
Owner's Cost, Administration and Overhead Costs	$4.88/t processed
Total Operating Costs	**$90.06/t processed**
All-In Sustaining Costs	
Mining	$1.60/lb payable Ni
Concentrator	$0.36/lb payable Ni
G&A	$0.12/lb payable Ni
Concentrate Transport and Insurance	$0.22/lb payable Ni
Refinery - Kahama, Transport and Insurance	$0.81/lb payable Ni
Total Cash Cost (before by-product credits)	**$3.11/lb payable Ni**
Royalties	$0.72/lb payable Ni
Sustaining Capital Expenditures	$0.64/lb payable Ni
All-In Sustaining Costs (before by-product credits)	**$4.47/lb payable Ni**
Copper By-Product Credit	-$0.56/lb payable Ni
Cobalt By-Product Credit	-$1.20/lb payable Ni
Total All-In Sustaining Costs	**$2.71/lb payable Ni**
Capital Expenditures	
Pre-Production Capex	$991M
Capitalized Opex	$152M
Growth Capex	$751M
Sustaining Capex (incl. Closure)	$1,557M
Valuation Metrics	
Flat-Lined Nickel Price	$8.49/lb
Flat-Lined Copper Price	$4.30/lb
Flat-Lined Cobalt Price	$18.31/lb
Discount Rate	8.0%
After-Tax Net Present Value	**$2,374**
After-Tax Internal Rate of Return	**22.9%**
Payback Period from Final Investment Decision (incl. 2.5-year construction period)	9.8 years
Capital Efficiency (NPV/Pre-Production Capex incl. Capitalized Opex)	2.1
Capital Efficiency (NPV/Pre-Production + Growth Capex)	1.3

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Table 2: Kabanga Mineral Resource Estimates3 as at December 4, 2024.

1.	This table reports the Mineral Resources for the combined massive sulfide and ultramafic mineralization types.

2.	There are no Mineral Reserves to report as at date of this Initial Assessment Technical Report Summary.

3.	Mineral Resources are reported showing only the Lifezone-attributable tonnage portion, which is 69.713% of the total.

4.	Cut-off applies to NiEq24, which is derived using a nickel price of USD9.50/lb, copper price of USD4.50/lb, and cobalt price of USD23.00/lb with allowances for recoveries, payability, deductions, transport, and royalties.

5.	NiEq24 formulae are: MSSX NiEq24 = Ni + (Cu x 0.454) + (Co x 2.497); UMAF NiEq24 = Ni + (Cu x 0.547) + (Co x 2.480).

6.	The point of reference for Mineral Resources is the point of feed into a concentrator.

7.	All Mineral Resources in the 2024 Mineral Resource Update were assessed for reasonable prospects for economic extraction by reporting only material above cut-off grades of: MSSX NiEq24>0.73% and UMAF NiEq24>0.77%.

8.	Totals may vary due to rounding.

The Initial Assessment is based on the December 2024 Mineral Resource Update, which includes 46.8 million tonnes of attributable Measured and Indicated Mineral Resources grading 2.09% nickel, 0.29% copper and 0.16% cobalt, and 11.3 million tonnes of attributable Inferred Mineral Resources grading 2.08% nickel, 0.28% copper and 0.15% cobalt. The Kabanga Nickel Project is 69.713% owned by Lifezone, and all Mineral Resources are shown on an attributable to Lifezone basis.

For a discussion of Lifezone’s Framework Agreement with the Government of Tanzania relating to the Kabanga Nickel Project, including equitable sharing of the economic benefits, see Item 10 C of the Lifezone’s Annual Report on Form 20-F for the year ended December 31, 2024 on the Company’s website or sec.gov.

The Initial Assessment is preliminary in nature and includes economic analyses that incorporate Inferred Mineral Resources, which are considered too speculative geologically to be classified as Mineral Reserves. There is no certainty that the results of the Initial Assessment will be realized.

For a scenario excluding Inferred Mineral Resources, the Initial Assessment estimates an after-tax net present value (8.0%) of $2.02 billion and an after-tax internal rate of return of 23.0%, reflecting a slightly higher average feed grade but lower total tonnage.

The capital cost, operating cost and sustaining capital cost estimates were prepared for the project as part of the Initial Assessment. The estimates are classified as being at an Association for the Advancement of Cost Engineering Class 5 level, with an accuracy range of ±50%, consistent with early-stage evaluation standards under Regulation S-K 1300. These estimates support the economic analysis undertaken for the Initial Assessment and demonstrate the reasonable prospects for economic extraction of the reported Mineral Resources.

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Figure 3: Production schedule with Measured, Indicated and Inferred Mineral Resources.

The Initial Assessment also outlines a sustainable tailings management strategy in line with Global Industry Standard on Tailings Management and Australian National Committee on Large Dams best practices. Approximately 52% of non-pyrrhotite tailings will be returned underground as paste aggregate fill, blended at 55% tailings and 45% waste rock with cement. The remaining pyrrhotite tailings will be stored in a fully lined downstream constructed tailings storage facility with a leakage collection system and subaqueous deposition to mitigate oxidation risks. The tailing storage facility is designed to accommodate up to 50 million tonnes and withstand a 1:10,000-year storm event. Closure plans include a water-shedding landform and multi-layer cover system. The design has been reviewed by an Independent Tailings Review Board, Government of Tanzania regulators and other industry experts.

Robust Initial Assessment economics for a globally significant source of nickel, copper and cobalt

A preliminary mine design, accessing Measured and Indicated Mineral Resources as well as Inferred Mineral Resources, outlines a 22-year mine plan for the project, with total underground production of 67.9 million tonnes grading 1.93% nickel, 0.26% copper and 0.14% cobalt. During the first five years of operation, the project will export a high-grade nickel-copper-cobalt concentrate while the hydrometallurgical refinery at Kahama is being developed. Once operational, the refinery will promote in-country beneficiation by producing battery-grade nickel and cobalt sulfate products and London Metal Exchange-grade copper cathode, in line with the Government of Tanzania’s expectations.

Total operating costs are projected to average approximately $90 per tonne processed, inclusive of mining, processing, refining, general and administrative, and logistics. AISC for refined nickel is estimated to average $2.71 per pound, net of copper and cobalt by-product credits.

Pre-production capital expenditures are estimated at $991 million, with a 16.1% contingency, covering underground mine development, concentrator construction, tailings storage facility, and supporting infrastructure. Capitalized operating costs are expected to total $152 million. Growth capital of $751 million is primarily allocated to the construction of the Kahama refinery. Sustaining capital over the mine plan is projected at $1.56 billion, including closure costs.

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Figure 4: Estimated project cash flows.

The project economics made use of long-term consensus metal prices. Metal price assumptions, of $8.49 per pound of nickel, $4.30 per pound of copper, and $18.31 per pound of cobalt, were used in the Initial Assessment to estimate total project revenue of $23.68 billion. The project is expected to generate $8.03 billion of after-tax undiscounted free cash flow, with an after-tax net present value (8.0%) of $2.37 billion and an after-tax internal rate of return of 22.9%.

The Initial Assessment also demonstrates strong downside resilience to nickel price fluctuation. Applying a sensitivity analysis at $7.00 per pound nickel price, the project maintains an after-tax net present value of $1.48 billion and an after-tax internal rate of return of 17.9%. This economic robustness is underpinned by the project’s high-grade Mineral Resource, valuable copper and cobalt by-products, low all-in sustaining costs and high capital efficiency.

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Figure 5: Sensitivity analysis of after-tax net present value (8%).

Phased underground mine development enhances capital efficiency and operational readiness

The Initial Assessment outlines a phased underground mine development strategy at Kabanga, designed to optimize capital efficiency and support an achievable production ramp-up. The mine will be accessed via declines from two boxcuts at the North and Tembo zones. Kima zone will share access from the North decline, while the Main and MNB zones are accessed via the North Mine. The underground operation will ramp up to a steady state rate of 3.4 million tonnes per annum which will feed the concentrator.

Figure 6: Proposed mine design.

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Mining will be conducted using longhole stoping with paste backfill, with level spacing of 25 meters and stope strike lengths ranging from 20 to 30 meters. The mining sequence prioritizes the high-grade portions of the North zone. The North and Kima zones are expected to supply approximately 65% of the total mineralized material, followed by Tembo (25%) and Main and MNB (10%). The mine design incorporates detailed geotechnical modeling, ventilation planning, and a robust backfill system to ensure safe and efficient operations.

The development schedule includes a 2.5-year construction period followed by a 2.5-year ramp-up phase, during which critical infrastructure such as ventilation raises, pumping systems, and underground services will be established. The first five years of mining will be executed by a contract mining firm selected through a competitive tender process, ensuring experienced execution and cost control during the early stages of operation.

Figure 7: Proposed mine design sequence (in years).

Further Exploration Targets offer significant upside potential

The Initial Assessment Technical Report Summary also discloses an overall Exploration Target of 17.5 to 23.5 million tonnes grading 1.9% to 2.1% nickel equivalent from four high-priority Exploration Targets within the Special Mining Licence, offering the potential to extend the mine plan and potentially enhance project value. These Exploration Targets, located at Safari Link, Safari Extension, Rubona Hill, and Block 1 South, are based on geophysical anomalies, historical drilling and geological continuity with known mineralized zones.

The ranges of potential tonnage and grade of the Exploration Targets are conceptual in nature. There has been insufficient exploration to estimate a Mineral Resource for these target areas. It is uncertain if further exploration will result in the estimation of a Mineral Resource.

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Table 3: Exploration Target summary.

Lifezone has allocated a portion of the growth capital expenditures to support drilling and geophysical surveys across these targets, with the aim of delineating additional resources and supporting potential future expansions.

Figure 8: Location of Safari Link and Safari Extension exploration targets with airborne Versatile Time-Domain Electromagnetic background and interpreted major faults.

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Efficient sulfide concentrate production with high recoveries at the Kabanga concentrator

The Initial Assessment outlines a conventional concentrator facility at Kabanga, designed to process 3.4 million tonnes per annum and produce a high-grade nickel-copper-cobalt concentrate. The flowsheet, comprising crushing, wet grinding, flotation and dewatering, has been developed through extensive metallurgical testwork to suit the deposit’s mineralogy, including massive sulfide, semi-massive sulfide and ultramafic-hosted zones.

The concentrator is expected to achieve average metallurgical recoveries of 87.3% for nickel, 95.7% for copper and 89.7% for cobalt. The resulting concentrate, grading approximately 17.3% nickel, 2.6% copper and 1.3% cobalt, is low in deleterious elements and well-suited for downstream refining.

The high-grade, low-impurity nature of Kabanga’s concentrate has received strong interest from potential offtake partners for both nickel concentrate and refined battery-grade products. Indicative, non-binding terms have been obtained for 100% of the concentrate produced during the first five years of operations, prior to the commissioning of the Kahama refinery. Lifezone is also exploring strategic partnerships to support long-term marketing of nickel and cobalt sulfates into the electric vehicle markets.

High recoveries of battery-grade metals enabled by hydrometallurgical refining at Kahama

The Initial Assessment includes the Kahama refinery as a cornerstone of Lifezone’s vertically integrated strategy, employing a hydrometallurgical process to produce battery-grade nickel and cobalt sulfate products and London Metal Exchange Grade A 99.99% copper cathode. In the Initial Assessment, a refinery demonstration plant will be constructed and operated at the Kahama site once nickel concentrate is available from Kabanga, but prior to the full-scale refinery construction and operation. This will be undertaken to optimize and finalize the hydrometallurgical flowsheet and further de-risk the refinery.

Designed to process concentrate from the Kabanga mine, the refinery is expected to achieve average metal recoveries from concentrate of 97.2% for nickel, 93.0% for copper and 97.7% for cobalt. The flowsheet incorporates pressure oxidation, neutralization, solvent extraction, electrowinning and crystallization, enabling the designed production of approximately 50,000 tonnes per annum of nickel as nickel sulfate, 7,000 tonnes of copper cathode and 4,000 tonnes of cobalt as cobalt sulfate. All products are expected to meet stringent purity standards for use in electric vehicle batteries.

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Figure 9: Allocated refinery site at Kahama.

Strategically located within Tanzania’s Buzwagi Special Economic Zone, the Kahama refinery benefits from existing bulk infrastructure and supports the country’s industrialization goals. By refining metals in-country with hydrometallurgy, the project is expected to have a reduced carbon dioxide emissions footprint compared to traditional smelting and overseas processing and enhances supply chain transparency.

Integrated logistics network strengthened by national infrastructure upgrades

The Kabanga Nickel Project is supported by a logistics network that connects the Kabanga mine site to the Kahama refinery and international export markets. Nickel-copper-cobalt concentrate will be transported approximately 348 kilometers by road from Kabanga to the Isaka Dry Port (rail terminal), using third-party haulage and sealed Flexible Bulk Containers. From Isaka, the concentrate will be transferred onto the Standard Gauge Railway, which is expected to be operational in 2026, for shipment to the Kwala Dry Port and then via dedicated “Port Link” to the Port of Dar es Salaam, into bulk sea freight vessels.

Once the Kahama Refinery begins operations, concentrate will be trucked approximately 320 kilometers by road from Kabanga to the refinery. The refined products, nickel sulfate, copper cathode and cobalt sulfate, will then be transported approximately 30 kilometers by road to Isaka Dry Port, loaded onto the Standard Gauge Railway, and transported via the same route to the Port of Dar es Salaam for export.

Recent national infrastructure investments, including the Standard Gauge Railway, expanded port capacity at Dar es Salaam and the Julius Nyerere Hydropower Project, are expected to enhance the efficiency, reliability and sustainability of the project’s logistics operations.

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Figure 10: Standard Gauge Railway locomotives in operation.

Strong ESG credentials aligned with global best practices

The Kabanga Nickel Project is committed to aligning with both Tanzanian regulatory requirements and internationally recognized ESG standards. The project operates within the legal framework of Tanzania, complying with national laws related to environmental protection, social impact management, land access, resettlement, and permitting.

The Project also seeks alignment with leading international ESG frameworks. These include the International Finance Corporation Performance Standards, Equator Principles, Global Industry Standard on Tailings Management and guidelines issued by the and Australian National Committee on Large Dams and International Council on Mining and Metals, ensuring the adoption of sustainable and responsible mining practices.

Comprehensive Environmental and Social Impact Assessments have been completed and approved by Tanzania’s National Environment Management Council for the mine, refinery and resettlement sites.

A Resettlement Action Plan, aligned with International Finance Corporation Performance Standard 5, ensures fair and sustainable relocation for affected communities, with 96% of the required cash compensation already paid, allowing access to the Project footprint as required.

Catalyzing economic growth and industrial development in Tanzania

The Kabanga Nickel Project is poised to deliver long-term economic benefits to Tanzania through job creation, infrastructure development, and domestic value addition. By integrating mining and refining operations within the country, the project directly supports the government’s vision for local beneficiation and industrialization.

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The Framework Agreement with the Government of Tanzania for development of the Kabanga Nickel Project ensures that the economic value generated by the project is equitably shared with the Government of Tanzania, contributing to national development goals and community upliftment. Construction and operations are expected to generate thousands of direct and indirect jobs, stimulate local supply chains, and build technical capacity in mining and metallurgy.

The Kahama Refinery, located in the Buzwagi Special Economic Zone, will position Tanzania as a regional hub for battery metals processing. This strategic investment is expected to attract further capital and reinforce Tanzania’s role in the global clean energy transition.

Next steps and strategic recommendations

As one of the world’s largest undeveloped high-grade nickel sulfide deposits, the Kabanga Nickel Project is uniquely positioned to support the global energy transition. With its integrated mine-to-refinery model and strong partnership with the Government of Tanzania, Kabanga offers a scalable, long-life supply of nickel, copper and cobalt.

With the Initial Assessment complete, the project will advance to the completion of a Feasibility Study for the underground mine and concentrator, supported by a Mineral Reserve Statement. The target for completion of the Feasibility Study is July 2025.

To support the Kabanga project development, Lifezone is pursuing a diversified funding strategy that includes a mix of equity, strategic partnerships, and project-level debt. Discussions are ongoing with development finance institutions, commercial lenders, and potential strategic investors. The project’s attractive economics, low operating costs and alignment with global critical minerals priorities position Kabanga as a compelling candidate for sustainable financing. Lifezone expects to finalize the funding package following completion of the Feasibility Study.

Qualified Persons

The “Initial Assessment – Technical Report Summary Kabanga Nickel Project” is dated June 2, 2025 and was prepared by DRA Projects (Pty) Ltd. and Sharron Sylvester in accordance with the United States Securities and Exchange Commission’s (Modernized Property Disclosure Requirements under Subpart 229.1300 of Regulation S-K and Item 601(b)(96).

Sharron Sylvester, BSc (Geol), RPGeo AIG (10125), is employed as Technical Director – Geology, OreWin Pty Ltd, and was responsible for the preparation of the sections relating to geology and Mineral Resources as the QP (individual), excluding cut-off grade and reasonable prospects assessments.

DRA is a third-party firm comprising mining experts in their respective fields in accordance with 17 CFR § 229.1302(b)(1). Lifezone has determined that the appointed consultants meet the qualifications specified under the definition of QP in 17 CFR § 229.1300.

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The Initial Assessment Technical Report Summary includes relevant information regarding the assumptions, parameters and methods of the Initial Assessment on the Kabanga Nickel Project, along with the previously-reported Mineral Resource estimates as well as information regarding data verification, exploration procedures and other matters relevant to the scientific and technical disclosure contained in this news release.

Contact

Investor Relations – North America	Investor Relations – Europe
Evan Young	Ingo Hofmaier
SVP: Investor Relations & Capital Markets	Chief Financial Officer
evan.young@lifezonemetals.com	ingo.hofmaier@lifezonemetals.com

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About Lifezone Metals

Lifezone Metals (NYSE: LZM) is committed to delivering cleaner and more responsible metals production and recycling. Through the application of our Hydromet Technology, we offer the potential for lower energy consumption, lower emissions and lower cost metals production compared to traditional smelting.

Our Kabanga Nickel Project in Tanzania is believed to be one of the world’s largest and highest-grade undeveloped nickel sulfide deposits. By pairing it with our Hydromet Technology, we are working to unlock a new source of nickel, copper and cobalt for the global battery metals markets and to empower Tanzania to achieve full in-country value creation.

Through our US-based recycling partnership, we are working to demonstrate that our Hydromet Technology can process and recover platinum, palladium and rhodium from responsibly sourced spent automotive catalytic converters. Our process is expected to be cleaner and more efficient than conventional smelting and refining methods, enabling the circular economy for precious metals.

www.lifezonemetals.com

Forward-Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the “safe harbor” provisions under the Private Securities Litigation Reform Act of 1995 regarding, amongst other things, the plans, strategies, intentions and prospects, both business and financial, of Lifezone Metals Limited and its subsidiaries.

Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, and any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements may be accompanied by words such as “believes,” “estimates,” “expects,” “predicts,” “projects,” “forecasts,” “may,” “might,” “will,” “could,” “should,” “would,” “seeks,” “plans,” “scheduled,” “possible,” “continue,” “potential,” “anticipates” or “intends” “or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters; provided that the absence of these does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding future events, the estimated or anticipated future results of Lifezone Metals, future opportunities for Lifezone Metals, including the efficacy of Lifezone Metals’ hydrometallurgical technology (Hydromet Technology) and the development of, and processing of mineral resources at, the Kabanga Nickel Project, and other statements that are not historical facts.

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These statements are based on the current expectations of Lifezone Metals’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lifezone Metals and its subsidiaries. These statements are subject to a number of risks and uncertainties regarding Lifezone Metals’ business, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions, including but not limited to economic and operational disruptions; global inflation and cost increases for materials and services; reliability of sampling; success of any pilot work; capital and operating costs varying significantly from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; changes in government regulations, legislation and rates of taxation; inflation; changes in exchange rates and the availability of foreign exchange; fluctuations in commodity prices; delays in the development of projects and other factors; the outcome of any legal proceedings that may be instituted against Lifezone Metals; our ability to obtain additional capital, including use of the debt market, future capital requirements and sources and uses of cash; the risks related to the rollout of Lifezone Metals’ business, the efficacy of the Hydromet Technology, and the timing of expected business milestones; the acquisition of, maintenance of and protection of intellectual property; Lifezone’s ability to achieve projections and anticipate uncertainties (including economic or geopolitical uncertainties) relating to our business, operations and financial performance, including: expectations with respect to financial and business performance, future operating results, financial projections and business metrics and any underlying assumptions; expectations regarding product and technology development and pipeline and market size; expectations regarding product and technology development and pipeline; future acquisitions, partnerships, or other relationships with third parties; maintaining key strategic relationships with partners and customers; the timing and significance of contractual relationships; the effects of competition on Lifezone Metals’ business; the ability of Lifezone Metals to execute its growth strategy, the development and processing of the mineral resources at the Kabanga Nickel Project; obtaining additional capital, including use the debt market, future capital requirements, and sources and uses of cash; manage growth profitably and retain its key employees; the ability of Lifezone Metals to reach and maintain profitability; enhancing future operating and financial results; complying with laws and regulations applicable to Lifezone Metals’ business; Lifezone Metals’ ability to continue to comply with applicable listing standards of the NYSE; the ability of Lifezone Metals to maintain the listing of its securities on a U.S. national securities exchange; our ability to comply with applicable laws and regulations; stay abreast of accounting standards, or modified or new laws and regulations applying to our business, including privacy regulation; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (SEC) meeting future liquidity requirements and complying with restrictive covenants related to long-term indebtedness; and dealing effectively with litigation, complaints, and/or adverse publicity..

The foregoing list of risk factors is not exhaustive. There may be additional risks that Lifezone Metals presently does not know or that Lifezone Metals currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Lifezone Metals’ expectations, plans or forecasts of future events and views as of the date of this communication. Lifezone Metals anticipates that subsequent events and developments will cause Lifezone Metals’ assessments to change.

These forward-looking statements should not be relied upon as representing Lifezone Metals’ assessments as of any date subsequent to the date of this communication. You should not place undue reliance on forward-looking statements in this communication, which are based upon information available to us as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. In all cases where historical performance is presented, please note that past performance is not a credible indicator of future results.

Except as otherwise required by applicable law, we disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data, or methods, future events, or other changes after the date of this communication.

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